UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-40007

Atotech Limited

(Translation of registrant’s name into English)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Effective January 31, 2022, Brian Bernasek, a member of the board of directors (the “Board”) of Atotech Limited (the “Company”), has resigned from the Board and from the Nominating and Corporate Governance Committee of the Board.

Effective February 1, 2022, the Board has appointed Klaus-Günter Vennemann as a director of the Company and a member of the Audit Committee of the Board. The Board has determined that Mr. Vennemann is an independent director within the meaning of the New York Stock Exchange listing standards.

There are no arrangements or understandings between Mr. Vennemann and any other person pursuant to which he was selected as a director. There are no family relationships between Mr. Vennemann and any other member of the Board or member of the Company’s senior management.

Mr. Vennemann will have the same director indemnification arrangement as do the Company’s other directors, the form of agreement for which was filed with the SEC on March 4, 2021 as Exhibit 4.16 to the Company’s Annual Report on Form 20-F. Mr. Vennemann will be eligible to participate in the compensation arrangements and programs that are established for the Company’s non-employee directors, as in effect from time to time.

On February 4, 2022, the Company issued a press release regarding the matter discussed in this Report of Foreign Private Issuer on Form 6-K. A copy of the press release is furnished as Exhibit 99.1 hereto.

Exhibits

Exhibit Number	Description

99.1	Press Release, dated February 4, 2022, issued by Atotech Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 4, 2022

Atotech Limited

By:	/s/ Peter Frauenknecht
Name:	Peter Frauenknecht
Title:	Chief Financial Officer